Exhibit 99.1

Double Hull Tankers, Inc. Reports Third Quarter 2006 Results

ST. HELIER, JERSEY, CHANNEL ISLANDS, November 14, 2006 - Double Hull Tankers, Inc. (NYSE:DHT) today announced results for the period from July 1 to September 30, 2006. Total revenues for this period were $21.3 million and net income was $8.4 million, or $0.28 per share (diluted). The Board of Directors of DHT has declared a dividend of $0.42 per share, which will be paid on December 6, 2006 to shareholders of record as of the close of business November 27, 2006. DHT plans to host a conference call at 9 am ET on November 14, 2006 to discuss the results for the quarter. See below for further details.

Background

On October 18, 2005, having completed its initial public offering, DHT acquired seven double hull crude oil tankers from OSG and commenced operations as an independent tanker company. DHT’s modern fleet consists of three Very Large Crude Carriers (VLCCs) and four Aframax tankers.

From the same date, all seven vessels have been chartered to OSG for periods ranging from five to six and one-half years. OSG in turn employs the three VLCCs in the Tankers International (TI) pool, the largest commercial pool for VLCCs, and the four Aframaxes in the Aframax International (AI) pool, the second largest commercial pool for Aframaxes. DHT receives a base charter hire and may, through profit sharing agreements, benefit from the vessels’ earnings in the pools over and above the base charter hire rates. The technical operations of the vessels (crewing, maintenance, repairs, drydockings etc.) are conducted by a subsidiary of OSG at substantially fixed costs to DHT.

Third Quarter 2006 Results

Total revenues for the third quarter of $21.3 million ($19.4 million in the second quarter) consist of $17.0 million in base charter hire revenue and $4.3 million in additional hire under our profit sharing arrangements with OSG. Of the additional hire, $2.6 million relates to the VLCCs and $1.7 million relates to the Aframax vessels. In the third quarter, DHT’s VLCC and Aframax tankers achieved average time charter equivalent (TCE) earnings in the commercial pools of $64,200 ($46,800 in the second quarter) and $33,000 ($27,200 in the second quarter) per day, respectively, according to data from the commercial pools. In general, through the profit sharing agreements, DHT earns 40% of the excess of the vessels’ actual net TCE earnings in the commercial pools over the base charter hire rates for the quarter, calculated on a fleet wide basis and on a four quarter rolling average. The actual average TCE earnings that DHT received for its vessels during the third quarter were $48,000 ($41,000 in the second quarter) and $26,200 ($23,800 in the second quarter) per day for the VLCCs and Aframax vessels, respectively.

2

Actual average TCE earnings are calculated by dividing the total revenue actually earned by the vessels by the sum of the total days each vessel was on hire during the period, or “revenue days”. In the second quarter, the vessels’ revenue days were 244 (272 days in the second quarter) for the VLCCs and 368 (345 days in the second quarter) for the Aframax vessels.

For the third quarter of 2006 DHT’s vessel expenses, including insurance costs, were $4.9 million, depreciation and amortization expenses were $4.3 million and general and administrative expenses were $0.5 million.

Net finance expenses, including amortization of deferred debt issuance costs, were $3.3 million. DHT has entered into an interest rate swap agreement for the full amount of its term loan of $236 million, effectively fixing the interest rate at 5.6% until October 18, 2010. The term loan is non-amortizing until October 18, 2010.

Market Update

Market rates for VLCCs and Aframax tankers were stronger in the third quarter of 2006 than anticipated, with rates above the base charter hire rates of DHT’s charter arrangements with OSG, both for the VLCCs and the Aframax tankers. The strong market in the third quarter can be attributed to several factors. The continued changes in the pattern of sourcing of crude oil resulted in longer transportation distances and reduction in the trading efficiency of the worldwide fleet due to an increased preference for double hull tankers and longer waiting times for single hull tankers. In addition, there was a substantial build up of crude oil inventories as a precaution for the expected hurricane season in US Gulf and the first phase of building of strategic reserves in China took place. Also political uncertainties and the temporary closure of the Prudhoe pipeline were factors in supporting the strong rates in the third quarter.

Vessels’ Charter Arrangements and Vessel Operations

Our fleet of seven vessels have been time chartered to OSG from October 2005 for periods of 5-6 ½ years. We believe that the base hire component of each of our time charters will provide us with stable cash flows during market downturns, as our charters provide for fixed monthly base hire payments regardless of prevailing market rates so long as the vessel is not off hire. If market rates exceed the daily base hire rates set forth in our charters, we have the opportunity to participate in the excess due to the profit sharing component of our charter arrangements, as mentioned above.

All vessels are subject to scheduled periodic dry docking for the purpose of special survey and other interim inspections. Additionally, vessels can be subject to unscheduled off hire for ongoing maintenance purposes.

In July, the Overseas Ann underwent its scheduled dry docking for the purpose of special survey resulting in 17 days off hire. In July/August, the Overseas Chris underwent its scheduled dry docking for the purpose of special survey resulting in 13 days off hire.

Repairs to a fuel pump on the Regal Unity in October resulted in 7 days offhire which will be accounted for in the fourth quarter. The Overseas Sophie is scheduled to undergo interim survey in the fourth quarter of 2006, and combined with repairs to a generator, this is expected to result in about 3 days off hire. In the first half of 2007, the Regal Unity is scheduled to undergo its scheduled dry docking for the purpose of special survey resulting in an estimated 14 days off hire. The two Aframaxes, Rebecca and Ania, are scheduled to undergo interim surveys in the second and third quarter of 2007, respectively, resulting in an estimated 3 days off hire per vessel.

3

Growth Strategy

Our strategy to selectively grow through a disciplined and low risk approach focused on dividend and shareholders value remains unchanged. We have reviewed a number of growth opportunities during 2006, but while we have found many to be accretive to dividend per share in the short term, we have not identified any that we also believe will add to long term shareholder value.

FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS*
($ in thousands except per share amounts)

	3Q 2006 July 1 - Sept. 30, 2006	2Q 2006 April 1 - June 30, 2006	1Q 2006 Jan 1 - March 31, 2006	9 months Jan. 1 - Sept. 30, 2006

Shipping revenues	$21,299	$19,363	$24,198	$64,860

Vessel expenses	4,866	4,679	4,496	14,041
Depreciation and amortization	4,263	4,216	4,172	12,651
General and administrative	487	577	604	1,668

Total operating expenses	9,616	9,472	9,272	28,360

Income from vessel operations	11,683	9,891	14,926	36,500

Interest income	217	267	196	680
Interest expense and amortization of deferred debt issuance cost	3,499	3,496	3,468	10,463

Net income	8,401	6,662	11,654	26,717

Basic net income per share	$0.28	$0.22	$0.39	$0.89
Diluted net income per share	$0.28	$0.22	$0.39	$0.89

Weighted average number of shares (basic)	30,006,250	30,006,250	30,006,250	30,006,250
Weighted average number of shares (diluted)	30,017,448	30,010,634	30,013,806	30,014,089

* Comparative financial information for the first half of 2005 is not included because this information pertains to operations of DHT’s predecessor. Comparative information is therefore not meaningful.

SUMMARY CONSOLIDATED BALANCE SHEETS
($ in thousands)

	Sept. 30, 2006	December 31, 2005

Current Assets
Cash and Cash Equivalents	$16,840	$15,893
Voyage receivables from OSG	4,306	5,506
Unrealized gain on interest rate swap	1,596	-
Prepaid Expenses	117	281
Prepaid Technical Management Fee to OSG	1,324	1,324
Total Current Assets	24,183	23,004

Vessels, net	326,840	339,491
Other assets incl. deferred debt issuance cost	1,447	1,567

Total Assets	$352,470	$364,062

Current Liabilities
Accounts payable and accrued expenses	$3,522	$3,895
Unrealized loss on interest rate swap	-	807
Deferred Shipping Revenues	6,126	6,126
Total Current liabilities	9,648	10,828

Long term debt	236,000	236,000

Total Stockholders equity*	106,822	117,234

Total Liabilities and Stockholders' Equity	$352,470	$364,062

*In October 2005, DHT acquired the 7 vessels in its fleet for a total purchase price of $580.6 million from OSG. DHT was required to carry over OSG’s historical book values of the vessels to its books, and the excess of the aggregate purchase price above their historical book value was recorded as a reduction of stockholders’ equity. This reduction amounted to $233 million and represents a deemed dividend to OSG.

EARNINGS CONFERENCE CALL INFORMATION
DHT plans to host a conference call at 9 am ET on November 14, 2006 to discuss the results for the quarter. All shareholders and other interested parties are invited to call into the conference call, which may be accessed by calling (800) 638-5439 within the United States and +1-617-614-3945 for international calls. The passcode is “Double Hull”. A live webcast of the conference call will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

An audio replay of the conference call will be available from 11:00 a.m. ET on November 14, 2006 through midnight ET on November 21, 2006 by calling toll free (888) 286-8010 within the United States or +1-617-801-6888 for international callers. The passcode for the replay is 93536486. A webcast of the replay will be available in the Investor Relations section on DHT's website at http://www.dhtankers.com.

Forward Looking Statements
This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuildings, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should,” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements are intended as “forward-looking statements.” All statements in this document that are not statements of historical fact are forward-looking statements.

The forward-looking statements included in this press release reflect DHT’s current views with respect to future events and are subject to certain risks, uncertainties and assumptions. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material. The reasons for this include the risks, uncertainties and factors described under the section of our prospectus included in our registration statement on Form F-1 entitled “Risk Factors,” a copy of which is available on the SEC’s website at www.sec.gov. These include the risk that DHT may not be able to pay dividends; the highly cyclical nature of the tanker industry; global demand for oil and oil products; the number of newbuilding deliveries and the scrapping rate of older vessels; the risks associated with acquiring additional vessels; changes in trading patterns for particular commodities significantly impacting overall tonnage requirements; risks related to terrorist attacks and international hostilities; expectations about the availability of insurance; our ability to repay our credit facility or obtain additional financing; our ability to find replacement charters for our vessels when their current charters expire; compliance costs with environmental laws and regulations; risks incident to vessel operation, including discharge of pollutants; and unanticipated changes in laws and regulations.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements included in this press release. DHT does not intend, and does not assume any obligation, to update these forward-looking statements.

CONTACT:   Eirik Ubøe
Phone: +44 1534 639 759 and +47 412 92 712
E-mail: info@dhtankers.com and eu@tankersservices.com